

July 8, 2011

Via E-mail

Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

> **Re: New Western Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 16, 2011**
> **File No. 0-54343**

Dear Mr. Khazali:

We have reviewed your amendment, and your letter dated June 16, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1. Please continue to update your filing with each amendment. For example, and without limitation, please update your disclosure at page 14 regarding your outstanding equity to provide the information as of a more recent date, particularly given that you completed a private placement in January 2011.

Business, page 3

2. We note your response to comment five in our letter dated May 9, 2011 indicating that you and your auditors believe that you are not a development stage company. However,

we see that you continue to report revenues which you previously described as nominal and have corrected various disclosures to clarify that you have no proved reserves and have incurred no development costs. We also see disclosure on page 18 stating that you devoted "substantially all" of your resources to locating and acquiring interests in oil, natural gas and mineral leases during the three months ended March 31, 2011 and for the years ended 2010 and 2009.

Please explain how the formulation of your view is not inconsistent with FASB ASC 915-10-05-1 and 2 and the disclosures mentioned above. If you continue to believe that you have progressed beyond the development stage, please submit details and proposed disclosure that would sufficiently reveal your rationale and the point at which your planned principle operations commenced.

3. With respect to your Phillips Lease, please revise your disclosure at page 4 to describe all material terms of the agreement.

4. We note your response to comment nine in our letter dated May 9, 2011. Please disclose in your filing that your venture agreement with 3M Production contemplates that you will enter into an operating agreement with 3M Production once a lease is obtained, and that you have not yet entered into an operating agreement with 3M Production.

5. Please refer to the following sentence at page 4: "If rejected, or no response is timely received, other then [sic] retaining a lien for repayment of a reasonable price per acre based on a fair market analysis having the minimal amount of acreage around well bore for depth of well of proration acreage or spacing unit applicable thereto (and if non, twenty (20) acres in the form of a square)." Please clarify your disclosure.

6. Please refer to the following sentence at page 4: "NWT's recourse on producing leases it invests in pursuant hereto shall be limited to recovery from the sixty (60%) percent of 3M's interest before Payout, with no personal liability of 3M." Please clarify your disclosure.

7. We re-issue comment ten in our letter dated May 9, 2011, in part. Please describe the terms set forth in paragraphs 11 and 12 of the Wellsboro lease.

8. We re-issue comment 11 in our letter dated May 9, 2011, in part. Please describe how liability for environmental harm is allocated under your joint venture arrangements.

9. We note your response to comment 11 in our letter dated May 9, 2011, regarding hydraulic fracturing. Expand your disclosure to clarify why or how acid/fracturing (which you refer to at the bottom of page 4) differs from hydraulic fracturing.

10. We note your response to comment 11 in our letter dated May 9, 2011, regarding your insurance coverage. In particular, we note your disclosure at page 4 that RC Oil, the

operator for your properties in Oklahoma, "maintains liability insurance relating to the operation of the oil and gas wells at levels that meet or exceed the amounts required for oil and gas well operators by the Oklahoma Corporation Commission." Please also address your insurance coverage with respect to your operations in Texas.

11. We note your response to comment 11 in our letter dated May 9, 2011, regarding the state permitting requirements to which you are subject. In particular, we note your disclosure at page 4 that "[i]n the event that new wells are drilled and hydraulic fracturing is necessary, the Operator must obtain a permit from the Oklahoma Corporation Commission." Please clarify whether the operator would be required to obtain a permit for each well fractured, or otherwise clarify the permitting requirement. Also describe the state permitting requirements to which you are subject in Texas.

Risk Factors, page 6

12. We re-issue comment 12 in our letter dated May 9, 2011. We note that you did not make certain of the revisions that in your response letter you told us you made. In addition, we note that the risk factor captioned "As we may be unable to create or sustain a market for our shares…" at page 16 appears to articulate the same risk as the risk factor captioned "Our stock will be thinly traded…" at page 17.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Results of Operations for the Years Ended December 31, 2010 and 2009

13. We re-issue comment 17 in our letter dated May 9, 2011, in part. Please discuss the business developments that would explain the substantial decrease in your operating expenses for the year ended December 31, 2010. Summarize your activities during this time period.

Note 5 – Mineral Properties and Related Obligations, page F-20

Wellsboro Lease, Tioga County, Pennsylvania

14. We note your response to comment 25 in our letter dated May 9, 2011, explaining that you extended the term of warrants issued in November 2008 "as consideration to the warrant holders for the delays" in becoming a public company. We understand that although you view the modification as an incremental cost of your interest in a oil and gas lease, because the original warrants were issued along with common shares as consideration for such an interest, your actual interest in the lease was not modified in any way as a result of your decision to extend the term of the warrants. You also state that although there was "no accounting effect on the offering warrants sold as part of a cash sale, it did affect warrants issued for goods or services…." We believe that you would need to show that the modification was required under the terms of the original warrants to properly attribute

the value to the lease interest. Given the rationale described in your reply, it appears the value may need to be recorded as an expense. Please submit a schedule showing all pertinent details of your warrant modifications, also indicating the extent of any accounting applied. Please ensure that you set forth your rationale for all warrant modifications that have received no accounting.

Supplemental Oil and Gas Data (Unaudited), page F-26

15. We note your disclosure stating that your table includes the results of operations for your "oil, gas and mineral producing activities." Please revise as necessary to ensure that disclosures under this heading are limited to activities related to your oil and gas operations; and do not include amounts related to mining activities.

Exhibits

16. We note that the Joint Venture Contract and Operating Agreement dated May 21, 2009, filed as Exhibit 10.1, is with Federated Energy Corporation, whereas your disclosure indicates that it is with RC Oil Co., Inc. Please file the documentation evidencing the assignment, or otherwise clarify.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

Roger Schwall
Assistant Director